

AEM SPA



06011548

FILE NO. 82-4911

AFG/SLS/SES/074/2006/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

March 6, 2006

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it





ACSM SIGNS A MEMORANDUM OF UNDERSTANDING WITH AEM MILANO TO PURCHASE CONTROLLING SHARES IN SERENISSIMA GAS AND SERENISSIMA ENERGIA, AND A MAJOR HOLDING IN MESTNI PLINOVODI

AEM BECOMES A STRATEGIC PARTNER OF ACSM AND COMO COUNCIL, BY UNDERWRITING A 20% INCREASE IN ACSM SHARE CAPITAL

The structure of the operation gives AEM a 20% stake in ACSM, after a reserved increase in capital and payment of a further 7.1 million euros in cash to AEM by ACSM.

When the operation is complete, ACSM will acquire AEM's current customers (about 38 thousand consumers) and assets in Lombardy, Veneto, Friuli-Venezia Giulia and Slovenia.

ACSM S.p.A and AEM S.p.A. today signed a memorandum of agreement that will be the basis of negotiation for definitive contracts to complete an operation that, if approved by the competent authorities at Como Council, will transfer AEM's holdings in Serenissima Gas S.p.A, Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o., all companies operating in the gas supply and distribution sector to ACSM (the "Operation").

Structure of the operation

According to the memorandum of agreement, AEM will transfer to ACSM:

- 742,961 of its 936,000 shares with voting rights in Serenissima Gas, equal to 79.38% of the voting shares and 71.44% of the share capital;
- A holding worth 71,400.00 euros, representing 71.44% of the share capital of Serenissima Energia (a further 10% of the company is owned by Serenissima Gas);
- A holding representing 41.109% of the share capital of Mestni Plinovodi.

ACSM will deliberate an increase in capital reserved to AEM against the transfer of the holding in Serenissima Gas, assigning to the latter a total of 9,374,125 new issue ordinary shares in ACSM, of nominal value 1 euro each, representing 20% of the share capital of ACSM after the increase.

As a result of this operation the holding of Como Council, the current major shareholder in ACSM, will be approximately 40.5%.

ACSM and AEM will also stipulate a sales contract to transfer holdings in Serenissima Energia and in Mestni Plinovodi for a cash value of approximately 7,095 million euros.

Governance and changes to the by-laws

To take into account the changes in ACSM's holding as a result of the Operation, the governance rules of ACSM will be modified: specifically, a system of voting with blocked lists for the appointment of the board of directors is likely to be introduced, attributing the right to appoint 8 directors to the list that obtained the most votes, and attributing the right to appoint the remaining 2 board members to the minority list receiving the highest number of votes.

In this respect, Como Council and AEM will sign a voting trust to include, among other things, the presentation of a common list for the election of the board of directors, in which the first 6 candidates will be named by Como Council and the final 2 by AEM. AEM will also have the right to name the 2 directors on the list to be appointed to complete the ACSM board of directors if no minority list should be presented. Finally, pursuant to the current by-laws, a strategic advisory committee within the board of directors will be set up, consisting of 3 members, one of which to be chosen from the AEM-appointed directors.

Given the distribution of directors between Como Council and AEM, described above, the future governance arrangements for ACSM will continue to include the limitation on exercising the right to vote to the 4% currently stated in the ACSM by-laws for all shareholders other than Como Council.

Efficacy of the memorandum of agreement

The efficacy of the memorandum of agreement signed today is subject to its approval by the competent bodies of Como Council of all the phases of execution of the Operation (including the proposed changes to the by-laws and the stipulation of the voting trust with AEM) on the one hand, and on the confirmation by CONSOB that completion of the operation and stipulation of the voting trust does not create an obligation to promote a public offer to purchase ACSM shares for Como Council and AEM. The execution of the

operation is also subject to the consent of the other major shareholders of Mestni Plinovodi d.o.o., that is, Azienda Mediterranea Gas e Acqua S.p.A and SIMEST S.p.A, to the sale of the holding to ACSM and to the transfer of all AEM's current rights and obligations to ACSM by virtue of the agreements made.

The whole process is expected to be complete by the end of May 2006.

Industrial and strategic profile

On completion of the operation ACSM will acquire control of Serenissima Gas and Serenissima Energia. These companies serve a pool of about 34 thousand customers, distributed across Veneto, Friuli-Venezia Giulia and Lombardy, supplying some 76 million cubic metres of gas per year. The 2005 preliminary results show the following data for consolidated distribution and sales:

- Value of production 27.0 million euros
- Gross Operating Margin: 6.8 million euros (25%)
- Net Operating Margin: 5.4 million euros (20%)
- Net Earnings: 3.3 million euros (12%)
- Expiry of current concessions: 2009-2012
- Net Financial Position: 3.7 million euros

As part of the operation, AEM will also transfer a shareholding representing 41.1% of the share capital of Mestni Plinovodi d.o.o., a Slovenian company operating in the gas distribution and sale sector to ACSM, and this will not be consolidated.

With a customer base of some 4 thousand consumers, Mestni Plinovodi d.o.o., can be considered to be essentially still in a start-up phase, with interesting development opportunities linked to the active methanisation process underway on the Slovenian market. The relevant data in the 2005 preliminary results indicate overall consumption of 17.5 million cubic metres, revenues worth 6.6 million euros, a gross operating margin of 1.1 million euros and a net operating margin of 0.4 million euros.

The geographical and market positions of the companies involved in the Operation make this a significant opportunity within the major changes that are underway in the Italian utilities industry. Of the principal synergies that could be developed by ACSM and the companies it is acquiring, those concerning trading (purchases of fuel, sharing fixed customer management costs, extending the offering to new markets), the industrial aspects of the Operation (exploiting economies of scale in the purchasing of goods, services and materials, rationalisation of investments, participating in competitions for concessions that are expiring in the surrounding areas, agreements with local operators), the organisational aspects (sharing best practice, optimization of the skills of each company, exploitation of a slim and reactive business unit model in the decision-making process, strongly oriented towards innovation and value creation) and the financial advantages that can be achieved (increase in ACSM stock market capitalisation and improvement of the company's banking conditions, also because of the net improvement in several indicators, PFN/MOL, PFN/PN etc.) are all worthy of mention.

ACSM and AEM also have wider-ranging strategic reasons for the Operation. In fact, the entry of AEM in ACSM capital will also involve the creation of a significant strategic-industrial relationship between the two companies that could be a point of reference for future sector consolidation.

Como-Milan, 6 MARCH 2006